AVALON GLOBOCARE CORP.

83 South Street, Suite 101

Freehold, New Jersey 07728

July 6, 2017

VIA EDGAR

Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	Avalon GloboCare Corp.

Registration Statement on Form S-1 Filed May 9, 2017

File No. 333-217809

Dear Mr. Ingram:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated June 5, 2017 (the “Comment Letter”) relating to the Form S-1 Registration Statement filed May 9, 2017 (the “Registration Statement”) of Avalon GloboCare Corp. (“Avalon” or the “Company”). The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.	Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Response

We have provided updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Registration Statement Cover Page

2.	We note your disclosure here that “[t]he Offering price has been estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act and is based upon the average of the high and low price of $0.75 per share of the Registrant’s Common Stock on the OTCQB Market.” Please reconcile this with your disclosure elsewhere throughout the fili1ng that you intend to sell up to 20,000,000 shares of common stock at $1.00 per share. As you appear to be registering the number of securities offered, not the dollar amount, it appears that Rule 457(a) is appropriate.

Response

We have revised the cover page to reflect a calculation in accordance with Rule 457(a) in connection with the sale of up to 20,000,000 shares of common stock at $1.00 per share.

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

July 6, 2017

Prospectus Summary, page 1

3.         Please disclose here that you have limited operating history, limited revenue, debt, and that your auditor has raised substantial doubt about your ability to continue as a going concern.

Response

We have revised our disclosure in the Prospectus Summary in response to Staff’s comments.

4.         As applicable, please disclose here that you are not a blank check and have no plans to use this company as a vehicle for a future business combination.

Response

We have revised the disclosure to state that we are not a blank check that solely intending to use our company for a future business combination.

5.         Please reconcile the disclosure here that if you only sell $1,000,000 (5% of the offering), you will utilize the proceeds in operations but will not be able to implement your business plan to any meaningful extent rendering an investment worthless with the disclosure on page 15 regarding selling only $2,000,000 (10% of the offering).

Response

We have revised our disclosure throughout to reflect that a capital raise in an amount less than $5 million will allow us to utilize the proceeds in our operations but we will not be able to implement our business plan to any meaningful extent rendering an investment worthless.

Lock-Up, page 2

6.         Please provide more information about the operation of the lock-up. For instance, describe how the 75% limitation will be allocated amongst investors and whether there are any circumstances where the lock-up period might be waived.

Response

We have revised to provide that the lock up will apply equally to all purchasers. Further, we have added disclosure pertaining to when the lock up may be waived as set forth on page 2.

Risks Related to Doing Business in China, page 9

7.         Please expand your risk factors to address the risks associated with restrictions on the transfer of cash from China, as well as on the exchange of currency and how they may constrain the company’s liquidity and the ability to use cash in its operations.

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

July 6, 2017

Response

We have revised the disclosure on page 9 to add the referenced risk factors.

Use of Proceeds, page 19

8.         We note that you will use some of the proceeds to engage in mergers and acquisitions. In particular, on page 33 you state that you are in negotiation in your areas of focus with respect to potential acquisitions and strategic partnerships. Please provide the information required by Instruction 6 to Item 504 of Regulation S-K.

Response

Instruction 6 to Item 504 of Regulation S-K requires that certain information relating to an M&A candidate be included. However, in the event that pro-forma financial information is not required under Regulation S-X, then such information may be omitted if the registrant believes the disclosure of such information would jeopardize the transaction.

Regulation 8-05 only requires pro-forma financials to be presented if financial statements of a business are acquired or to be acquired are presented. Regulation S-X 8-04 requires financials be presented if an acquisition occurred or is probable. Probable is defined as “more likely than not”.

We have entered into a non-binding Letter of Intent with two joint venture partners (the “JV Partners”) whereby the parties intend to form an entity jointly owned by the parties with Avalon owning 60%. The newly formed entity will then acquire an entity formed under the laws of China (the “Target”) from the JV Partners for approximately $500,000 in shares of Avalon (which will be adjusted based on market price) and $1.3 million in cash.

The Letter of Intent is subject to due diligence, board approval, regulatory approval and the completion and signing of definitive documentation. As stated above, the Company has only entered into a non-binding letter of intent with the JV Partners and the Target. As the Company only has in place a non-binding letter of intent and there are a number of closing conditions to occur, including the signing of definitive documentation, the closing of the transaction defined above cannot be considered as probable as it is not more likely than not going to close.

Due to the precarious status of the potential transaction with the JV Partners and the Target, it is our belief that the disclosure of the information pertaining to the transaction may potentially jeopardize the transaction. We have elected to not disclose this information within the Registration Statement.

Terms of the Offering, page 21

9.         Please disclose more detail regarding the manner in which these securities will be offered. For instance, will the responsible individuals solicit investors through direct mailings, personal contact, or other sales material. We also note the disclosure that your relationships, positive press, and word-of-mouth will be relied upon to attract interest in the offering. Please disclose whether you will be utilizing this prospectus in these selling efforts or other mechanisms. We may have further comments after reviewing your response.

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

July 6, 2017

Response

The Company does not intend to use sales materials as part of this offering. Management only intends to use this prospectus as part of this offering and such efforts will only be done on a one-on-one basis. We have revised the prospectus accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 24 Stock-based Compensation, page 25

10.         In light of how you accounted for stock–based payments for legal and consulting services in 2016, please clarify to us the last sentence of your policy, whereby you state stock awards are “revalued or total compensation is recalculated based on the then current fair value, at each subsequent reporting date.”

Response

The shares issued for legal and consulting services in 2016 are for services rendered and fully vested at issuance date. Accordingly, the revaluation does not apply to these shares issued to the attorney and consultants.

The Company follows ASC Topic 505-50 as its accounting policy for share-based payments to consultant and other third-parties in general and compensation expense is determined at the “measurement date”. The expense is recognized over the period of services or vesting period of the award, whichever is applicable.

The expense is recognized over the period of services or the vesting period, whichever is applicable. Until the measurement date is reached, the total amount of compensation expense remains uncertain. We record compensation expense based on the fair value of the award at the reporting date. The awards to consultants and other third-parties are then revalued, or the total compensation is recalculated based on the then current fair value, at each subsequent reporting date.

Cost of Revenue, page 25

11.         Please explain what the subcontractor costs were.

Response

Subcontractor costs were costs related to consulting services incurred by our subcontractor, such as medical professional’s compensation and travel costs.

We have revised our disclosure on page 25 and page 27 in response to the Staff’s comment.

Operating Expenses, page 26

12.         Please describe what the sales and marketing expenses were, particularly as associated with the related party transactions from which you earned revenue.

Response

The sales and marketing expenses consisted of salaries of sales personnel and travel and entertainment costs incurred by our sales department. We hired a sales representative to enhance our visibility and to market our services in order to generate orders for our consulting services.

We have revised our disclosure on page 26 and page 28 in response to the Staff’s comment.

Liquidity and Capital Resources, page 27

13.         Given the significant amount of cash held in China, please expand your disclosure to describe any limitations imposed by the People’s Republic of China that may restrict the transfer of cash out of the country. Additionally, please discuss the tax impact, if any, should you need to repatriate such funds. Refer to Topic 501.13 of the Codification of Financial Reporting Policies.

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

July 6, 2017

Response

We have revised our disclosure on page 29 in response to the Staff’s comment.

Business and Properties, page 32

14.         Please disclose the business purposes for which this property will be used.

Response

We have updated our disclosure in response to Staff’s comments.

15.	Please fully describe the relationships and services associated with the revenue generating related party transactions in China. We may have further comments upon reviewing your response.

Response

We have added a section titled “Revenue Model” under the “Business and Properties” section, which discusses revenue generation through Avalon Properties as wee as the revenue generated from consulting projects with related parties in China. .

16.         Please significantly revise to precisely describe your revenue generating operations, where you conduct those operations, how you provide services and products, and which of your employees support these activities. For example, it is unclear where you carryout operations. On page 1 you state that the transaction with Avalon Healthcare Systems was done for the purpose of acquiring U.S. based healthcare companies but its subsidiaries are based in China and on page 30 and elsewhere you state that your primary operations are in China.

Response

We have revised our disclosure in response to Staff’s comments. Please see the section titled “Revenue Model” under the “Business and Properties” section.

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

July 6, 2017

17.         Consider providing an organization chart describing your subsidiaries and operating entities, their locations, and business activities.

Response

We have revised the S1 to provide the requested organization chart.

Markets, page 33

18.	You discuss collaborations and clinical bases with other entities under both the Avalon Cell and Rehab platforms. Please fully describe all material terms of such arrangements and file any agreements as exhibits to this registration statement.

Response

We have revised the disclosure to provide that we presently are developing the collaborative efforts.

19.         We note that you will focus on projects with strong intellectual property. Please disclose how you will carry out your business in this regard. Will you be licensing and/or acquiring patents or other intellectual property?

Response

We have revised this disclosure in response to Staff’s comments.

Properties, page 35

20.         We note your disclosure here that pursuant to the Purchase Agreement for the Property, the Seller also assigned all lease agreements to you. Please disclose any material terms related to the assignment of the lease agreements to you.

Response

We have revised our disclosure in response to Staff’s comments.

Government Regulation, page 35

21.         Please substantially revise this section to discuss the various U.S. and Chinese regulations specifically related to your business and offering. For example, please disclose whether there are any specific regulatory requirements affecting access to the funds raised in this offering. Will you be delayed in utilizing the offering proceeds? Are there any regulations affecting dividends from Chinese based operating companies or liquidation of assets in China?

Response

We have revised the Government Regulation section to include a discussion of Chinese regulations including restrictions on access to funds in this offering and regulations affecting dividends.

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

July 6, 2017

Recent Sales of Unregistered Securities, page 37

22.         Please substantially revise to explain in detail the “March 2017 Accredited Investor” transaction. It is not clear what the purpose of this transaction was or the role of each party. Please also address the impact on your business of having to return the funds as well as the role of the Beijing Commerce Commission.

Response

We have revised to provide further detail relating to the March 2017 Accredited Investor transaction, the role of each party including the BCC and the impact of having to repay the funds.

Distribution to AHS’s Founders, page 46

23.         Please revise your prospectus to explain that prior to the October 2016 share exchange, Avalon Healthcare Systems, Inc. acquired control of your company. Reconcile this with the disclosure that control changed with the share exchange. Describe the “control shares.”

Response

We have revised the prospectus to state that prior to October 2016, Avalon Healthcare Systems, Inc. acquired control of the Company.

Options, page 51

24.         Please reconcile the disclosure here that you have no issued options with the disclosure on page 37, 47, and 54 that you issued stock options.

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

July 6, 2017

Response

We have revised to disclose the outstanding options.

Consolidated Financial Statements, page F-1

Note 9 – Income Taxes, page F-15

25.         Please expand your disclosure to provide the components of income (loss) before income taxes attributable to each of your domestic and Chinese operations. Refer to Rule 4- 08(h)(1) of Regulation S-X.

Response

We have added our disclosure on page F-16 in response to the Staff’s comment.

Note 14 – Restricted Net Assets, page F-19

26.         Please explain to us how you determined that the restricted net assets of Avalon (Shanghai) Healthcare Technology Co., Ltd. did not exceed 25% of your consolidated net assets at December 31, 2016. It appears from your disclosure that cash balances in excess of $2.5 million, representing a majority of your assets, are kept in financial institutions located in China.

Response

Schedule I of Article 5-04 of Regulation S-X requires the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiary exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of this test, restricted net assets of consolidated subsidiary shall mean that amount of the registrant’s proportionate share of net assets of its consolidated subsidiary (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company in the form of loans, advances or cash dividends without the consent of a third party.

At December 31, 2016, there was a due to parent company with the amount of $2,610,000 on Avalon (Shanghai) Healthcare Technology Co., Ltd.’s book and there was a corresponding balance of $2,610,000 due from our subsidiary, Avalon (Shanghai) Healthcare Technology Co., Ltd. on our or Avalon GloboCare Corp.’s book at December 31, 2016. We sold shares to several investors pursuant to subscription agreements in December 2016 and certain PRC investors wired the proceeds to our subsidiary, Avalon (Shanghai) Healthcare Technology Co., Ltd.’s PRC bank account. Hence, Avalon (Shanghai) Healthcare Technology Co., Ltd. received proceeds on our or the parent company’s behalf. Avalon (Shanghai) Healthcare Technology Co., Ltd. wired these proceeds to us, the parent company in January 2017.

The restricted net assets of consolidated subsidiary, Avalon (Shanghai) Healthcare Technology Co., Ltd, (after intercompany eliminations) and our consolidated net assets were $28,785 and $3,546,191, respectively, at December 31, 2016. Therefore, the restricted net assets were 0.8% of our consolidated net assets at December 31, 2016. Accordingly, Schedule I of Article 5-04 of Regulation S-X requirement does not apply to us.

Note 15 – Subsequent Events, page F-19

Subscription agreement, page F-19

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

July 6, 2017

27.         Please expand your disclosure to clarify whether Beijing DOING Biomedical Technology Co., Ltd. is an unaffiliated third party or a related party.

Response

Beijing DOING Biomedical Technology Co., Ltd. is an unaffiliated third party. We have revised our disclosure on page F-20 and page F-34 in response to the Staff’s comment.

Real property purchase supplemental and amendatory agreement, page F-20

28.         Please update your disclosure to address whether the real property purchase has closed, as well as the significant provisions of any financing arrangements that resulted in the company’s ability to purchase the property for $7.6 million in cash given the amount of cash held in the United States. We note on page 29 of your document that you state the purchase closed on May 5, 2017. We further note on page F-18 and F-20, the closing date was extended to May 8, 2017. Please reconcile these disclosures and explain the sources of liquidity for this purchase.

Response

We have revised our disclosure on page F-18 and page F-20 and page F-36 in response to the Staff’s comment.

We have closed the real property purchase on May 5, 2017 as disclosed on our March 31, 2017 Form 10-Q filed with the SEC on May 12, 2017 and as included in this prospectus. We expected the closing date to be extended to May 8, 2017 at the time we submitted our December 31, 2016 annual report with Form 10-K, which we filed with the SEC on March 28, 2017. The disclosure on page 29 of our Form S-1 that the purchase closed on May 5, 2017 is the actual closing date as we filed our Form S-1 on May 9, 2017 while May 8, 2017 was the expected closing date at the time we filed our December 31, 2016 Form 10-K.

We made a deposit payment for the real property purchase of $700,000 in December 2016. We received cash proceeds of $3 million in connection with Shares Subscription Agreement from the March 2017 Accredited Investor. In addition, we signed a loan agreement with a third party and borrowed $2.1 million in April 2017. Amount borrowed under the loan agreement is due on April 18, 2018 and the loan bears an interest rate of 10% per annum. The loan is guaranteed by our Chairman, Mr. Wenzhao Lu. We used these funds to pay off the remaining purchase price of $6.9 million at the closing.

Exhibits and Financial Statements, page 56

29.         Please file as an exhibit any consulting agreements entered into in connection with related parties.

Response

We have filed the three related party consulting agreements entered with Daopei Investment Management (Shanghai) Co., Ltd., Hebei Yanda Ludaopei Hospital Co., Ltd. and Nanshan Memorial Stem Cell Biotechnology Co., Ltd. as exhibits 10.8, 10.9 and 10.10.

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

July 6, 2017

***

The Company hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Sincerely,

/s/ Luisa Ingargiola, CFO

cc:	Stephen M. Fleming, Esq.